BlackRock Municipal Target Term Trust

100 Bellevue Parkway

Wilmington, DE 19809

August 27, 2012

VIA EDGAR AND ELECTRONIC MAIL

John M. Ganley

Senior Counsel

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	BlackRock Municipal Target Term Trust
(File Nos. 333-176553 & 811-22603)

Dear Mr. Ganley:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, BlackRock Municipal Target Term Trust (the “Registrant”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form N-2 be accelerated so that it may become effective by 12:00 noon, Washington, D.C. time, on Tuesday, August 28, 2012, or as soon thereafter as reasonably practicable.

In connection with this request, the Registrant acknowledges that:

(a)	should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the above-referenced Registration Statement effective, it does not foreclose the Commission from taking any action with respect to such Registration Statement;

(b)	the action of the Commission or its staff, acting pursuant to delegated authority in declaring the above-referenced Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure contained in such Registration Statement; and

(c)	the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

BLACKROCK MUNICIPAL TARGET TERM TRUST

By: /s/ Janey Ahn
Name: Janey Ahn Title: Secretary

UBS SECURITIES LLC

299 Park Avenue

New York, New York 10171

August 27, 2012

VIA EDGAR AND ELECTRONIC MAIL

John M. Ganley

Senior Counsel

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	BlackRock Municipal Target Term Trust
Registration Statement on Form N-2
File Nos. 333-176553; 811-22603

Dear Mr. Ganley:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of the several underwriters of the offering of the common shares of beneficial interest of BlackRock Municipal Target Term Trust (the “Trust”), hereby joins in the request of the Trust for acceleration of the effective date of the above-named Registration Statement so that it becomes effective by 12:00 noon, Washington, D.C. time, on Tuesday, August 28, 2012, or as soon as practicable thereafter.

[Signature Page Follows]

Sincerely,

UBS SECURITIES LLC

As Representative

By: UBS SECURITIES LLC

By: /s/ Saawan Pathange
Name: Saawan Pathange Title: Executive Director

By: /s/ Akshay Nandakumar
Name: Akshay Nandakumar Title: Associate Director